SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



         (Mark One):
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 X       EXCHANGE ACT OF 1934.
-----    For the fiscal year ended       December 31, 1998
                                   ----------------------------

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
-----    SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from ----------    to -----------

         Commission file number       1-6047
                              ----------------



                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                     EMPLOYEES REPRESENTED BY IBEW LOCAL 777
                      (FORMERLY METROPOLITAN EDISON COMPANY
              EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES)
                              2800 Pottsville Pike
                        Reading, Pennsylvania 19640-0001
                        --------------------------------

              (Full Title of the Plan and the Address of the Plan)



                                    GPU, INC
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957
                        ---------------------------------


             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                                      INDEX
                                     -------


                                                            Pages

Independent Auditor's Report                                  1


Financial Statements:
  Statements of Net Assets Available for Plan
      Benefits as of December 31, 1998 and 1997               2

  Statements of Changes in Net Assets Available
      for Plan Benefits for the years ended
      December 31, 1998 and 1997                              3

  Notes to Financial Statements                             4-13

                          INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee of the GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 777:

I have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 777("Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management.
My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



105 North 22nd Street
Philadelphia, Pennsylvania
May 28, 1999

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997
                                     -------



                                              1998                     1997
                                              ----                     ----

Investments in GPU Companies
        Master Savings Plan Trust
        at fair value                     $72,641,433              $60,608,381

Participant loans receivable                1,341,512                1,414,174
                                           ----------               ----------

Net assets available for plan
        benefits                          $73,982,945              $62,022,555
                                           ==========               ==========


                     The accompanying notes are an integral
                        part of the financial statements.

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1998 and 1997
                                     -------



                                                   1998              1997
                                                   ----              ----

Balances, beginning of year                     $62,022,555        $50,387,700
                                                -----------        -----------

Increases:
    Contributions:
        Employee                                  3,967,333          3,628,992
        Employer                                  1,055,856            874,500
        Rollovers                                    20,777            561,987

    Transfers from affliated
        pension plans                                   -            1,565,664

    Interest on loans                               110,649            101,728

    Net investment gain in GPU
        Companies Master
        Savings Plan Trust                       12,019,747          7,921,944
                                                 -----------        ----------

                                                 17,174,362         14,654,815
                                                 ----------         ----------
Decreases:
  Distributions and
      withdrawals                                 4,759,349          2,618,555

  Transfers to affiliated
      savings plans                                 454,623            401,405
                                                 ----------         ----------

                                                  5,213,972          3,019,960
                                                 ----------         ----------

Balances, end of year                           $73,982,945        $62,022,555
                                                 ==========         ==========



                     The accompanying notes are an integral
                        part of the financial statements.

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1.       General Description of the Plan:

         The following description of the GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 777, formerly Metropolitan Edison Company, ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1998. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

                  General:

         The Plan is a defined contribution plan. In general, all employees represented by IBEW Local 777 (Company) are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve-month period.

         The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

         The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

         Effective October 1, 1998, the Company changed the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company.

                  Contributions:

         The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect
         (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).


                                    Continued

                                     -------

                  Matching Program:

         The Company provides a matching contribution to the Plan on behalf of each participant, except certain temporary employees as defined in the Plan document, in an amount up to 60% of a participant's aggregate contributions up to 4% of the participant's base compensation.

                  Administrative Expenses:

         The Company generally absorbs all administrative costs of the Plan, except for Investment and Trustee Fees which are paid out of plan assets held in the trust. Investment gains in the GPU Companies Master Trust are shown net of these Investment and Trustee Fees.

                  Investment Funds:

     Participants may elect to have their Plan accounts invested in one or more of the following fourteen investment options:

     - Fidelity Puritan Fund: The fund seeks to obtain a balance between capital appreciation, preservation of capital and generation of income.

     - Fidelity Retirement Growth Fund: The fund seeks to provide the opportunity for significant capital appreciation.

     -    Fidelity  OTC  Portfolio  Fund:  The  fund  seeks  long-term   capital
          appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

     - Fidelity Overseas Fund: The fund seeks long-term capital appreciation, primarily through investments in foreign securities.

     - Interest Income Fund: The return objective of the fund is to provide a higher rate of return over time than the rate of return offered by money market funds. The fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security backed investment contracts supported by high quality fixed income securities.

     - Diversified Bond Fund: The fund seeks to match or exceed the returns of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds-those rated at least BBB-by Standard & Poor's or Baa3 by Moody's Investors Service.

     - Conservative Growth Portfolio: The investment objective of the Portfolio is to provide income from fixed income securities and some growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.




                                    Continued

                                     -------

                    Investment Funds, continued:

         - Moderate Growth Portfolio: The investment objective of the Portfolio is to provide growth from stock funds and income from fixed income securities. The moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

         - Aggressive Growth Portfolio: The investment objective of the Portfolio is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

         - S&P 500 Index Fund: The fund seeks to match the performance of the Standard & Poor's 500 Index. The fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

         - International Equity Fund: This is an actively managed fund that seeks to outperform the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

- Small Cap Equity Fund: This is an actively managed fund that seeks to consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small-to-medium-sized domestic companies, which offer above-average growth potential.

         - GPU Stock Fund: The Fund's goal is to provide long-term growth through capital appreciation and dividend income. The fund invests almost exclusively in GPU, Inc. common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the GPU stock held in this fund are used to purchase additional common shares.

         - Mutual Fund Window: The Mutual Fund Window (MFW) offers approximately 3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.




                                    Continued

                                     -------

                  Employee Participation in the Plan:

         The number of participating employees with account balances invested in each investment option at December 31, 1998 and 1997 was as follows:

     FUND #/FUND NAME                            NUMBER OF PARTICIPANTS
     ----------------                            ----------------------
                                                  1998             1997
                                                  ----             ----
     10 Int. Income                                548              653
     20 Diversified Bond                           130               NA
     30 Conserv. Growth                             20               NA
     35 S&P 500 Index                              625               NA
     40 Mod. Growth                                494               NA
     45 Fidelity Puritan                           140              669
     50 Aggress. Growth                             81               NA
     55 Fidelity Ret. Growth                       145              669
     60 Sm. Cap. Equity                            148               NA
     65 Fidelity OTC                                74              204
     70 Internat'l Equity                           86               NA
     75 Fidelity Overseas                           NA              107
     80 GPU Stock                                  192              218
     85 Mutual Fund Window                           9               NA
     **Fidelity Intermediate Bond                   NA              155
     **Fidelity U.S. Equity Index                   NA              184
     **Fidelity Asset Manager Income                NA               17
     **Fidelity Asset Manager                       NA               36
     **Fidelity Asset Manager Growth                NA               58

     **  No fund number was assigned to this investment option
     NA  Investment option was not available at year end

        The total number of participants in the Plan at December 31, 1998 and 1997 was 1,224 and 1,329, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                  Participant Accounts:

       Each participant's account is credited with the participant's own contribution and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU Stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

                  Vesting:

       Participants are 100% vested at all times in their Plan accounts.






                                    Continued

                                     -------

                  Distributions and Withdrawals:

       A participant's Plan account balances become distributable upon termination of the participant's employment. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained the age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

                  Loans to Participants:

       The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months were 7.22% and 7.82%, and the interest rates for loans four years and ten months or less were 8.87% and 7.87% at December 31, 1998 and 1997, respectively.

                  Plan Termination:

       The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.     Summary of Significant Accounting Policies:

                  Valuation of Investments:

       The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trust and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).



                                    Continued

                                     -------

2.     Summary of Significant Accounting Policies:

                  Valuation of Investments, continued:

       The net investment gain from the GPU Companies Master Savings Plan Trust for the years ended Decmember 31, 1998 and 1997, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

       The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds and insurance contracts are valued at cost plus accrued interest which approximates market.

                  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                  Reclassifications

       Certain prior year amounts have been reclassified to conform to the 1998 presentation. These changes had no impact on previously reported net assets.

3.     Investments:

       The investments reflected in the December 31, 1998 and 1997 Statements of Net Assets Available for Plan Benefits represent the Plan's 8.18% and 8.26% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 1998 and 1997.




                                    Continued

                                     -------

        At December 31, 1998 and 1997, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                    1998                1997
                                                    ----                ----
       Aggressive Growth Portfolio              $ 20,216,125                NA
       Fidelity Retirement Growth Fund            59,489,456*     $187,944,826*
       Small Cap Equity Fund                      32,580,386                NA
       Fidelity OTC Portfolio Fund                19,301,412        39,107,662*
       International Equity Fund                  10,845,886                NA
       Fidelity Overseas Fund                      4,402,532        12,710,057
       GPU Stock Fund                             24,076,906        23,974,703
       Mutual Fund Window                          2,843,205                NA
       Interest Income Fund                      185,931,322*      170,645,706*
       Diversified Bond Fund                      27,650,755                NA
       Conservative Growth Portfolio               6,824,143                NA
       S&P 500 Index Fund                        257,907,003*               NA
       Moderate Growth Portfolio                 178,609,214*               NA
       Fidelity Puritan Fund                      57,164,482*      213,000,893*
          Fidelity Intermediate Bond Fund                 NA        24,702,804
          US Equity Index Fund                            NA        42,325,839*
          Fidelity Asset Manager-Income Fund              NA         1,803,399
          Fidelity Asset Manager Fund                     NA         5,002,929
          Fidelity Asset Manager Growth Fund              NA        12,250,177
                                                ------------      ------------

          Total Investments at fair value       $887,842,827      $733,468,995
                                                 ===========       ===========

          Total Investments at cost             $796,813,185      $692,066,105
                                                 ===========       ===========

     * These investments represent 5% or more of the net assets available for benefits.



                                    Continued



                  NOTES TO THE FINANCIAL STATEMENTS, Continued

3.   Investments, Continued:

Based on participant investment options at December 31, 1998 and 1997, the Plan's investments were allocated as follows:

                                                              1998              1997
                                                            % by Fund        % by Fund
                                                            ---------        ---------
10 Interest income                                            22.43%            27.00%
20 Diversified Bond                                            1.84%               NA
30 Conservative Growth                                         0.66%               NA
35 S&P 500 Index                                              31.08%               NA
40 Moderate Growth                                            19.14%               NA
45 Fidelity Puritan                                            6.08%            27.00%
50 Aggressive Growth                                           1.92%               NA
55 Fidelity Retirement Growth                                  7.21%            28.00%
60 Small Cap. Equity                                           2.51%               NA
65 Fidelity OTC                                                1.63%             4.00%
70 International Equity                                        1.02%               NA
75 Fidelity Overseas                                           0.59%             1.50%
80 GPU Stock                                                   3.47%             4.00%
85 Mutual Fund Window                                            **                NA
NA Fidelity Intermediate Bond                                    NA              2.00%
NA Fidelity US Equity Index                                      NA              5.00%
NA Fidelity Asset Manager Income                                 NA                **
NA Fidelity Asset Manager                                        NA              0.50%
NA Fidelity Asset Manager Growth                                 NA              1.00%

** Investment option represents less than .5% of the total investments. NA investment option was not available in plan year shown above.

For the years ended  December 31, 1998 and 1997,  the changes in the accounts of the GPU Companies  Master  Savings Plan Trust,  respectively,  are summarized as follows:
                                      Fidelity                        Fidelity
                                     Retirement       Fidelity       Intermediate    Interest                     OTC
                                    Growth Fund     Puritan Fund       Bond Fund    Income Fund    GPU Stock   Port. Fund
                                    -----------     -----------      ----------    -----------    ----------   ---------

Investments,
December 31, 1996                   $170,592,916    $172,763,691     $24,489,489   $174,420,637   $19,603,697  $24,964,812
                                    -----------    -------------      ----------    -----------    ----------  -----------

Increases:
   Employee contributions             11,535,562      10,786,762       1,541,235      8,892,142     1,553,983   3,049,017
   Employer contributions              3,402,725       3,429,961         551,828      2,670,995       453,630     845,131
   Transfers from
     affiliated pension plans          1,737,001       1,740,135         255,273      4,375,189       188,678     622,039
   Transfers between
     investment funds                (17,811,426)     (1,315,832)     (2,257,784)   (11,440,929)   (2,181,242)  8,330,752
   Interest on loans                     276,249         237,508          32,495        225,043        41,342      64,085
   Net investment gain                29,586,890      38,564,647       1,779,609     11,260,426     5,935,767   2,791,373
                                     -----------     -----------      ----------    -----------    ----------   ---------
                                      28,727,001      53,443,181       1,902,656     15,982,866     5,992,158  15,702,397
                                     -----------     -----------      ----------    -----------    ----------  ----------
Decreases:
   Distributions and withdrawals      11,375,091      13,205,979       1,689,341     19,757,797     1,621,152   1,559,547
                                     -----------     -----------      ----------    -----------    ----------   ---------

Investments, December 31, 1997      $187,944,826    $213,000,893     $24,702,804   $170,645,706   $23,974,703 $39,107,662
                                     ===========     ===========      ==========    ===========    ==========  ==========

Increases:
   Employee contributions              9,196,535       8,739,103       1,037,323      6,139,913     1,216,160   2,686,261
   Employer contributions              2,719,436       2,713,781         373,467      1,931,303       375,746     729,367
   Transfers from affiliated
     pension plans                       877,900         690,166          87,787      1,686,226        50,699     237,581
   Transfers between
     investment funds                 (4,271,782)    (16,809,465)        946,584     14,924,064    (1,756,221) (1,996,740)
   Interest on loans                     225,070         183,916          22,274        147,794        33,459      53,138
   Net investment gain                21,141,314       7,698,420       1,766,493      8,140,794       981,960   3,117,702
                                     -----------     -----------      ----------    -----------    ----------   ---------
                                      29,888,473       3,215,921       4,233,928     32,970,094       901,803   4,827,309
                                     -----------     -----------      ----------    -----------    ----------   ---------
Decreases:
   Distributions and withdrawals       8,460,989       9,851,412       1,123,297     13,763,442     1,178,926   1,372,584
                                     -----------     -----------      ----------    -----------    ----------   ---------
   Investment transfer to
     State Street
     Bank on September 30, 1998      209,372,310     206,365,402      27,813,435    189,852,358    23,697,580  42,562,387
                                     -----------     -----------      ----------    -----------    ----------  ----------

Investments, October 1, 1998        $     -         $     -          $    -        $     -        $    -       $     -
                                     ===========     ===========      ==========    ===========    ==========   ========

                                       11a




                  NOTES TO THE FINANCIAL STATEMENTS, Continued



                                                                                                    Fidelity
                                     Overseas    Asset Manager    Asset Manager   Asset Manager    US Equity
                                       Fund           Fund         Growth Fund     Income Fund    Index Fund     Total
                                    ----------     ---------        ----------     ---------      ----------  ------------


Investments,
December 31, 1996 (Cont'd.)        $ 7,383,853    $2,944,880       $ 4,430,209     $  714,957     $15,918,255  $618,227,396
                                    ----------     ---------        ----------      ---------      ----------  ------------
Increases:
   Employee contributions            1,126,521       321,601           877,774        127,029       2,527,329    42,338,955
   Employer contributions              318,430       110,872           269,950         44,294         784,046    12,881,862
   Transfers from
     affiliated pension plans          273,328       146,239           175,504         38,728         405,177     9,957,291
   Transfers between
     investment funds                3,318,075     1,199,905         4,639,362        858,401      16,660,718          -
   Interest on loans                    23,168         4,057            18,703          2,770          42,599       968,019
   Net investment gain                 895,221       843,080         2,037,485        152,886       8,062,850   101,910,234
                                    ----------     ---------        ----------      ---------      ----------  ------------
                                     5,954,743     2,625,754         8,018,778      1,224,108      28,482,719   168,056,361
                                    ----------     ---------        ----------      ---------      ----------  ------------
Decreases:
   Distributions and withdrawals       628,539       567,705           198,810        135,666       2,075,135    52,814,762
                                    ----------     ---------        ----------      ---------      ----------  ------------
Investments,
December 31, 1997 (Cont'd.)        $12,710,057    $5,002,929       $12,250,177     $1,803,399     $42,325,839  $733,468,995
                                    ==========     =========        ==========      =========      ==========  ------------
Increases:
   Employee contributions              936,160       320,130           993,592        127,776       2,864,236    34,257,189
   Employer contributions              279,070       101,418           292,960         44,982         872,915    10,434,445
   Transfers from
     affiliated pension plans           66,924        41,543            94,021          -             170,001     4,002,848
   Transfers between
     investment funds                 (201,588)      136,082            (5,429)     1,335,439       7,699,056         -
   Interest on loans                    22,513         6,416            19,549          2,509          50,729       767,367
   Net investment gain                (758,581)       83,335           209,759        123,736       1,975,576    44,480,508
                                    ----------     ---------        ----------      ---------      ----------   -----------
                                       344,498       688,924         1,604,452      1,634,442      13,632,513    93,942,357
                                    ----------     ---------        ----------      ---------      ----------  ------------
Decreases:
   Distributions and withdrawals       364,697       439,128           885,601        138,106       1,818,204    39,396,386
                                    ----------     ---------        ----------      ---------      ----------  ------------
   Investment transfer
     to State Street
     Bank on September 30, 1998     12,689,858     5,252,725        12,969,028      3,299,735      54,140,148   788,014,966
                                    ----------     ---------        ----------      ---------      ----------  ------------
Investments, October 1, 1998       $    -         $   -            $    -          $   -          $    -        $  -
                                    ==========     =========        ==========      =========      ==========   ===========




                                       11b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued


                      Fidelity
                     Retirement     Fidelity      Diversified      Interest                     Fidelity      Overseas
                     Growth Fund   Puritan Fund    Bond Fund*     Income Fund     GPU Stock    OTC Fund*       Fund
                    -----------    -----------    ----------    -----------      ----------    ----------   ---------
Investments,
October 1, 1998     $      -      $      -       $     -       $      -        $     -       $     -     $    -
                    ===========    ===========    ==========    ===========     ==========    ==========  ============

Increases:
 Employee
   contributions   $    665,500    $    607,063   $   307,299   $  1,562,958     $   315,198   $   231,084     $90,893
 Employer
   contributions        191,049         187,795       117,634        836,269         106,979        67,909      26,647
 Transfers
   from affiliated
   pension plans         59,888          57,116         -            245,206          25,609          -           -
 Transfers between
    investment funds    940,622        (278,159)      225,038     (4,091,277)       (805,174)     (142,617)   (377,352)
 Interest on loans       17,251          12,058         8,155         52,524          10,803         7,007       2,611
 Net investment
     gain            10,610,828       6,404,774       (42,701)     2,728,959       1,196,525     4,305,344     704,557
Investment transfer
 from State
 Street Bank
 on September 30,
 1998                48,164,843      50,593,469    27,759,151    190,336,448      23,670,524    14,947,188   4,021,733
                    -----------     -----------    ----------    -----------      ----------    ----------   ---------

                     60,649,981      57,584,116    28,374,576    191,671,087      24,520,464    19,415,915   4,469,089
                    -----------     -----------    ----------     -----------     ----------    ----------  ----------
Decreases:
 Distributions
   and
   withdrawals        1,160,525         419,634       723,821      5,739,765        443,558       114,503       66,557
                    -----------     -----------    ----------    -----------     ----------    ----------   ----------

Investments,
December 31, 1998  $ 59,489,456    $ 57,164,482   $27,650,755   $185,931,322    $24,076,906   $19,301,412   $4,402,532
                    ===========     ===========    ==========    ===========     ==========    ==========   ==========


                                                                   Small                        Mutual    Aggressive
                     Conservative     S&P 500      Moderate       Capital      International     Fund      Growth
                     Growth Fund*   Index Fund*  Growth Fund*   Equity Fund*    Equity Fund*    Window*     Fund*         Total
                    -----------     -----------    -----------    -----------     ----------    ----------   ---------  ------------

Investments,
October 1, 1998      $     -        $      -      $      -       $      -        $     -       $     -    $     -       $    -
                     ===========    ===========   ===========    ===========     ==========    ==========  ===========  ===========

Increases: (Cont'd.)
 Employee
     contributions   $  46,083    $  2,985,213   $  1,946,550   $    606,566    $   200,432   $     -      $  310,260   $ 9,875,099
 Employer
     contributions      18,901       1,019,179        697,204         92,145         69,729         -         109,942     3,541,382
 Transfers from
     affiliated
     pension plans      40,845          75,674         56,020         20,518          5,263         -          14,579       600,718
 Transfers
     between
     investment
     funds            3,314,783      (3,785,881)   (1,600,892)    (1,119,866)        440,609     2,696,437   4,583,729           -
 Interest on
     loans                  966          79,293        54,050         13,232           4,873         -           6,975      269,798
 Net investment
     gain               335,281      45,915,369    19,623,462      5,713,648       1,576,980       146,768   2,435,336  101,655,130
 Investment
     transfer from
     State   Street
     Bank on
     September 30,
     1998             3,300,012     215,173,640   160,787,906     27,619,148       8,667,836         -      12,973,068  788,014,966
                    -----------     -----------    -----------    -----------     ----------    ----------   ---------  ------------
                      7,056,871     261,462,487   181,564,300     32,945,391      10,965,722     2,843,205  20,433,889  903,957,093
                    -----------     -----------    -----------    -----------     ----------    ----------  ----------  -----------
Decreases:
  Distributions and
     withdrawals        232,728       3,555,484     2,955,086        365,005         119,836         -         217,764   16,114,266

                    -----------     -----------    -----------    -----------     ----------    ----------   ---------  -----------

Investments,
December 31, 1998   $ 6,824,143    $257,907,003  $178,609,214   $ 32,580,386     $10,845,886   $ 2,843,205 $20,216,125 $887,842,827
                    ===========     ===========   ===========    ===========      ==========    ========== ===========  ===========

*  Represents new investment options available in Master Trust under State Street Bank





                                       11c



                  NOTES TO THE FINANCIAL STATEMENTS, Continued


3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows:

                                            Fidelity                       Fidelity
                                           Retirement      Fidelity      Intermediate    Interest                      OTC
                                          Growth Fund    Puritan Fund      Bond Fund    Income Fund    GPU Stock     Port. Fund
                                          ----------      ----------      ---------     ----------     ---------    ----------

Dividends                                $ 5,875,950     $21,028,204     $1,172,868          -        $1,188,760    $2,702,555
Interest income                                -               -              -        $ 8,140,794         4,416          -
Net appreciation (depreciation)
   in fair value of investments           25,876,192      (6,925,010)       593,625      2,728,959       985,309     4,720,491
                                          ----------      ----------      ---------     ----------     ---------    ----------
     Net investment gains/(losses)       $31,752,142     $14,103,194     $1,766,493    $10,869,753    $2,178,485    $7,423,046
                                          ==========      ==========      =========     ==========     =========    ==========

The net investment  gains in the GPU Companies Master Savings Plan
Trust for the year ended December 31, 1997 were as follows:


                                          Fidelity                        Fidelity
                                         Retirement      Fidelity      Intermediate    Interest                        OTC
                                        Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port.Fund
                                          ----------      ----------      ---------     ----------     --------- -------------

Dividends                                $32,367,031     $16,944,385     $1,558,632          -        $1,092,416    $2,671,877
Interest income                              -               -               -         $11,260,426         -             -
Net appreciation (depreciation)
   in fair value of investments           (2,780,141)     21,620,262        220,977          -         4,843,351       119,496
                                          ----------      ----------      ---------     ----------     --------- -------------
     Net investment gains                $29,586,890     $38,564,647     $1,779,609    $11,260,426    $5,935,767    $2,791,373
                                          ==========      ==========      =========     ==========     =========   ==========


*    Represents new investment options available in Master Trust under State Street Bank


                                       12a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):

                                                                                                        Fidelity
                                           Overseas    Asset Manager   Asset Manager   Asset Manager    US Equity    International
                                             Fund            Fund       Growth Fund    Income Fund      Index Fund    Equity Fund*
                                          ----------      ----------      ---------     ----------     ---------   -----------

Dividends                                $    85,084     $   130,370           -       $    71,779           -            -
Interest income                                 -              -               -               -             -            -
Net appreciation (depreciation)
   in fair value of investments             (139,108)        (47,035)    $  209,759         51,957    $1,975,576  $  1,576,980
                                          ----------      ----------      ---------     ----------     ---------   -----------

     Net investment gains/(losses)       $   (54,024)    $    83,335     $  209,759    $   123,736    $1,975,576  $  1,576,980

                                          ==========      ==========      =========     ==========     =========  ============

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows (Cont'd.):

                                                                                                      Fidelity
                                           Overseas    Asset Manager   Asset Manager  Asset Manager   US Equity
                                             Fund           Fund        Growth Fund    Income Fund    Index Fund     Total
                                          ----------      ----------      ---------     ----------     ---------   -----------

Dividends                                $   627,790     $   108,071     $  444,772    $ 1,277,646         -       $57,092,620
Interest income                                 -               -              -              -             -       11,260,426
Net appreciation (depreciation)
   in fair value of investments              267,431          44,815        398,308        759,839    $8,062,850    33,557,188
                                          ----------      ----------      ---------     ----------     ---------   -----------

     Net investment gains                $   895,221     $   152,886     $  843,080    $ 2,037,485    $8,062,850  $101,910,234
                                          ==========      ==========      =========     ==========     =========  ============


*    Represents new investment options available in Master Trust under State Street Bank





                                       12b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):


                   Mutual Fund  Aggressive    Conservative    S&P 500       Moderate    Small Capital  Diversified
                     Window*   Growth Fund*   Growth Fund*   Index Fund*  Growth Fund*  Equity Fund*   Bond Fund*       Total
                     ----------  ----------     ---------    -----------  ------------  -------------    ----------    -----------

Dividends                  -         -              -             -             -                -             -      $ 32,255,570
Interest income     $   146,768      -              -             -             -                -             -         8,291,978
Net appreciation
 (depreciation)
  in fair
  value of
  investments              -      $ 2,435,336   $  335,281    $45,915,369   $19,623,462   $  5,713,648  $   (42,701)   105,588,090
                     ----------  ----------     ---------     ----------    ----------    -----------    ----------    -----------

  Net investment
    gains/(losses)  $   146,768  $ 2,435,336   $  335,281    $45,915,369   $19,623,462   $  5,713,648   $   (42,701)  $146,135,638
                     ==========    ==========     =========    ==========    ==========    ===========    ==========   ===========


* Represents new investment options available in Master Trust under State Street
Bank.



                                       12c


                                     -------

4.       Party-In-Interest Transactions

         Certain Plan investments are, and were, shares of mutual funds managed by State Street Bank and formerly Fidelity Investments. State Street Bank is, and Fidelity Investments was, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.       Tax Status

         The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, due to moderate modifications, the plan administrator believes that the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

6.       Plan Amendments

         The Plan was amended and restated in order to incorporate an increased matching contribution, effective January 1, 1998 through May 1, 1998. The Company agreed to increase the match from 50% to 55% of an employee's contributions up to 4% of base compensation. Effective May 1, 1998, the employer match was increased to 60% of an employee's contributions.

                                    GPU, INC.

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                     EMPLOYEES REPRESENTED BY IBEW LOCAL 777





Signature                                                      Page 2



Consent of Independent Accountant                              Exhibit 23


Report on Audits of Financial Statements                       Exhibit 28
     for the Years Ended December 31, 1998
     and 1997

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                        GPU, INC.

                                        GPU Companies Employee Savings Plan
                                        for Employees Represented by
                                        IBEW Local 777




Date:  June 29, 1999                    By:  /s/ C. B. Snyder
                                             ----------------------
                                             C. B. Snyder
                                             Chairperson
                                             Administrative Committee



                                        2